Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                February 4, 2008



Ms. Keiro Ino
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:      Xechem International, Inc.
         8-K Item 4.02
         Filed December 4, 2007
         File No. 00023788

Dear Ms. Ino:

         In response to your comment letter dated December 6, 2007, the Company responds as follows:

         Comment #1: Please clarify in the filing whether the company's board of directors, a committee of the board of directors or the officer or officers of the company authorized to take such action when board action is not required, concluded that the previously issued financial statements should not be relied up.

         Response: We have prepared and filed an amended 8-K in response to your comment #1, a copy of which is attached.

         Comment #2: We note your disclosure that the financial statements for December 31, 2002 through March 31, 2007 are subject to amendments. Please provide us with additional information so that we can understand the timing of ownership verification and when you anticipate filing the amended reports. In addition, disclose the range of the possible restatement by accounts affected.

Ms. Keira Ino
Securities and Exchange Committee
February 4, 2008
Page 2

         Response: We have amplified the language in the 8-K to address this issue. Due to litigation delays in India, we cannot estimate the time necessary to resolve the ownership issue, nor the final affect the loans or ownership, if adjudicated may have on the financial statements.

         Comment #3: Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-B, the adequacy of your previous assertions in your December 31, 2005 Form 10-KSB regarding your disclosure controls and disclosure controls and procedures.

         Response: In response to your comment, please be advised that management had considered Item 307 of Regulation S-B and the adequacy of previous assertions in the December 31, 2005 10-KSB, regarding disclosure controls and disclosure controls and procedures. Management has substantially changed since the date of the 2005 10-KSB, and the new management is attempting to deal with the previous controls and procedures and whether such procedures are adequate, but the accounting, loan and ownership issues discovered by new management are very convoluted.

         If you have any questions, please let me know.

                                                     Sincerely,


                                                     /s/ Michael A. Littman
                                                     Michael A. Littman


MAL:jb